UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cell MedX Corp.

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

15115X 107
(CUSIP Number)

AMIR VAHABZADEH 1825 West King Edward Avenue Vancouver, BC V6J 2W3 (604) 662-3289
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15115X 107	Schedule 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amir Vahabzadeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,220,000 Shares
	8	SHARED VOTING POWER
Not Applicable
	9	SOLE DISPOSITIVE POWER
3,220,000 Shares
	10	SHARED DISPOSITIVE POWER
Not Applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,220,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.12%
14	TYPE OF REPORTING PERSON (See Instructions)
IN (Individual)

CUSIP No. 15115X 107	Schedule 13D	Page 3 of 6

ITEM 1.SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”) of Cell MedX Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 123 W. Nye Ln, Suite 446, Carson City, NV 89706.

ITEM 2.IDENTITY AND BACKGROUND

(a)This Statement is being filed by Amir Vahabzadeh (the “Reporting Person”).

(b)The Reporting Person’s address is 1825 West King Edward Avenue, Vancouver, BC V6J 2W3.

(c)The Reporting Person is a self-employed businessman.

(d)During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)The Reporting Person is a citizen of Canada.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The securities listed as beneficially owned by the Reporting Person are held directly by the Reporting Person. All securities directly held by the Reporting Person were acquired in the open market using the Reporting Person’s own funds, with the exception of 160,000 common shares which were acquired in a private placement financing the Issuer closed on July 30, 2020, which were also paid for with the Reporting Person’s own funds.

ITEM 4.PURPOSE OF TRANSACTION

The Reporting Person’s acquisition of beneficial ownership over the Issuer’s Shares was made for investment purposes only.

As of the date hereof, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 15115X 107	Schedule 13D	Page 4 of 6

(f)any other material change in the Issuer’s business or corporate structure;

(g)changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)any action similar to any of those enumerated above.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. The Reporting Person further reserves the right to formulate plans and/or make proposals, and take such actions with respect to its investment in the Issuer, as it deems appropriate, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, at any time and from time to time and without notice, including, without limitation, increasing or decreasing its investment position in the Issuer.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER

(a)Aggregate Beneficial Ownership:

As of February 5, 2019, the Reporting Person beneficially owned the following securities of the Issuer:

Name	Title of Security	Amount	Percentage of Shares of Common Stock(1)
Amir Vahabzadeh	Common Stock	3,220,000 Shares (direct)	5.12%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement.

(1)Applicable percentage of ownership is based on 62,923,063 Shares outstanding as of September 7, 2023 plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(b)Power to Vote and Dispose of the Issuer Shares:

Sole Power

The Reporting Person has the sole power to vote or to direct the vote of the Shares held in his name and has the sole power to dispose of or to direct the disposition of the Shares held in his name.

CUSIP No. 15115X 107	Schedule 13D	Page 5 of 6

Shared Power

None.

(c)Transactions Effected During the Past 60 Days:

The Reporting Person acquired the Shares in a series of open market transactions during the period that started in 2015 and ended in 2022. The Shares were acquired in small batches and the average price of such acquisitions was approximately $0.3072 per Share. Of the total 3,220,000 common shares, 160,000 common shares were acquired in a private placement financing the Issuer closed on July 30, 2020, at $0.25 per unit (where unit comprised of one common share of the Issuer and one share purchase warrant, which expired unexercised).

(d)Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP No. 15115X 107	Schedule 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 2023

/s/ Amir Vahabzadeh
Amir Vahabzadeh